October 3, 2018

Christopher A. Wilson
General Counsel, Vice President & Secretary
General Finance Corporation
39 East Union Street
Pasadena, California 91103

       Re: General Finance Corporation
           Registration Statement on Form S-3
           Filed September 18, 2018
           File No. 333-227399

Dear Mr. Wilson:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed September 18, 2018

General

1. We note that Part III of your annual report on Form 10-K for the fiscal year ended June
       30, 2018 incorporates by reference portions of your definitive proxy statement which has not been filed yet. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended the Form 10-K to include
Part III
       information or filed the definitive proxy statement. For guidance, please refer to
       Compliance and Disclosure Interpretations, Securities Act Forms Questions 123.01,
       available on the Commission's website.
 Christopher A. Wilson
General Finance Corporation
October 3, 2018
Page 2
Calculation of Registration Fee, page 1

2. We note disclosure in footnote one that your common stock, preferred stock, debt securities and warrants may be sold seperately or together as units. We also note disclosure in the first paragraph in the Description of Warrants section on page 17 that your warrants may be issued independently or together with any other securities. To the extent that you intend to offer units as part of this registration statement, please register them as seperate securities, and provide a description of their terms in accordance with
         Item 202(d) of Regulation S-K. Please have counsel revise its legal opinion to opine on the legality of the units. Alternatively, please confirm that you will not be any offering units and revise your disclosure in footnote one to remove the references to units.
Exhibit 5.1 - Legal Opinion, page 24

3. We note that your legal opinion filed as Exhibit 5.1 to your registration statement opines only upon the legality of the shares of common stock and debt securities offered in this filing. Please note that the legal opinion must opine upon the legality of all securities offered in a registration statement. Please file a revised legal opinion which also opines upon the legality of the preferred stock and warrants offered in this registration statement. Please refer to Sections II.B.1(a) and (f) of Staff Legal Bulletin No. 19 for
         guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Sherry Haywood,
Staff Attorney, at (202) 551-3345 with any other questions.



                                                                Sincerely,
FirstName LastNameChristopher A. Wilson
                                                                Division of
Corporation Finance
Comapany NameGeneral Finance Corporation
                                                                Office of
Manufacturing and
October 3, 2018 Page 2                                          Construction
FirstName LastName